FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of....                       March.....................................................       , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      X      Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes              No      X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... March 18, 2008....	By...../s/...... Hiroshi Kawashimo...................
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Results of Tender Offer for Shares of Nisca Corporation by Subsidiary

March 18, 2008

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice Regarding Results of Tender Offer for Shares of Nisca Corporation by Subsidiary
Canon Inc. hereby gives notice that Canon Finetech Inc., a subsidiary of Canon Inc., completed the tender offer for the shares of Nisca Corporation (JASDAQ code: 6415) as described in the attached document. Canon Finetech Inc. resolved the commencement of the tender offer at its Board of Director’s meeting held on February 1, 2008 and carried out the tender offer from February 4, 2008.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

March 18, 2008

Company Name:	Canon Finetech Inc.
(Code Number:	6421, First Section of the Tokyo Stock Exchange)
Representative:	Ikuo Soma, President and Representative Director
Contact:	Yuji Inoue, Executive Director Tel: +81-48-949-2111
NOTIFICATION WITH RESPECT TO RESULTS OF TENDER OFFER FOR
SHARES OF NISCA CORPORATION
Canon Finetech Inc. (the “Company” or the “Tender Offeror”) concluded as of March 17, 2008 a tender offer (the “Tender Offer”) for the shares of Nisca Corporation (the “Target Company” or “Nisca”) which the board of directors of the Company resolved to launch at its board meeting on February 1 and commenced on February 4, 2008. In connection with the conclusion of the Tender Offer, we would like to provide notice of the following.
1.	Description of the Tender Offer

(1)	Name and Location of Head Office of the Tender Offeror and Name of the Target Company

Tender Offeror:	Canon Finetech Inc.	5540-11, Sakatemachi, Joso-shi, Ibaraki
Target Company:	Nisca Corporation
(2)	Types and Number of Share Certificates, etc. to be Purchased in the Tender Offer

Type of Share Certificates, etc.	(i) Expected Number of Shares to be Purchased if Converted into Shares (if any)	(ii) Minimum Number of Shares to be Purchased if Converted into Shares (if any)	(iii) Maximum Number of Shares to be Purchased if Converted into Shares (if any)

Share Certificates	5,022,000 shares	— shares	— shares

Share Acquisition Right Certificates	— shares	— shares	— shares

Corporate Bond Certificates with Share Acquisition Rights	— shares	— shares	— shares

Depositary Receipts for Share Certificates, etc.( )	— shares	— shares	— shares

Total	5,022,000 shares	— shares	— shares

(Note 1)	Since the Company has not set any upper limit or lower limit to the number of shares to be purchased through the Tender Offer, all of the tendered share certificates, etc. are to be purchased through the Tender Offer. Expected Number of Share Certificates, etc. to be purchased in the Tender Offer (“Expected Number to be Purchased”) represents, as shown in the “Expected Number of Shares to be Purchased if Converted into Shares (if any)” the number of shares which was calculated by deducting from the total of 10,267,000 issued shares in the Target Company as of June 30, 2007 (as shown in the 53rd Semi-annual Securities Report submitted by the Target Company on September 25, 2007), the 5,236,000 shares that the Company holds and the 9,000 treasury shares that the Target Company holds.

(Note 2)	Shares constituting less than a whole unit will also be subject to purchase through the Tender Offer.

(Note 3)	The 9,000 treasury shares held by the Target Company as of June 30, 2007 have not been purchased through the Tender Offer.
(3)	Tender Offer Period From Monday, February 4, 2008 to Monday, March 17, 2008 (30 business days)

(4)	Purchase Price in the Tender Offer: 2,010 yen per share

2.	Results of the Tender Offer

(1)	Results of Tendered Shares

Type of Share Certificates, etc.	Expected Number of Shares to be Purchased if Converted into Shares (if any)	Minimum Number of Shares to be Purchased if Converted into Shares (if any)	Maximum Number of Shares to be Purchased if Converted into Shares (if any)	Number of Shares Tendered if Converted into Shares (if any)	Number of Shares to be Purchased if Converted into Shares (if any)

Share Certificates	5,022,000 shares	— shares	— shares	4,804,492 shares	4,804,492 shares

Share Acquisition Right Certificates	— shares	— shares	— shares	— shares	— shares

Corporate Bond Certificates with Share Acquisition Rights	— shares	— shares	— shares	— shares	— shares

Depositary Receipts for Share Certificates, etc. ( )	—shares	— shares	— shares	— shares	— shares

Total	5,022,000 shares	— shares	— shares	4,804,492 shares	4,804,492 shares

(2)	Outcome of the Tender Offer

All of the tendered share certificates, etc. will be purchased by the Tender Offeror.

(3)	Ownership Percentage of Share Certificates after the Tender Offer

Number of Voting Rights relating to Share Certificates, etc., Owned by the Tender Offeror Before the Tender Offer	52,360 units	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: 51.04%)

Number of Voting Rights relating to Share Certificates, etc., Owned by Specially Related Parties Before the Tender Offer	1,740 units	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: 1.70%)

Number of Voting Rights relating to Share Certificates, etc., Owned by the Tender Offeror After the Tender Offer	100,404 units	(Holding Ratio of Share Certificates, etc. After the Tender Offer: 97.88%)

Number of Voting Rights relating to Share Certificates, etc., Owned by Specially Related Parties After the Tender Offer	0 units	(Holding Ratio of Share Certificates, etc. After the Tender Offer: 0.00%)

Number of Voting Rights of the Shareholders in Total of the Target Company	102,578 units

(Note 1)
The “Number of Voting Rights of the Shareholders, etc. in Total of the Target Company” represents the number of voting rights of all the shareholders as of June 30, 2007 (as shown in the 53rd Semi-annual Securities Report submitted by the Target Company on September 25, 2007). However, given that shares constituting less than a whole unit were also subject to purchase through the Tender Offer, for the purpose of calculating “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and “Holding Ratio of Share Certificates, etc., After the Tender Offer”, the “Number of Voting Rights of the Shareholders in Total of the Target Company” is calculated to be 102,580 units. This number is calculated by deducting the 9,000 treasury shares that the Target Company held as of June 30, 2007 (as shown in the said 53rd Semi-annual Securities Report) from the total of 10,267,000 issued shares in the Target Company as of June 30, 2007 (as shown in the said 53rd Semi-annual Securities Report).

(Note 2)	The “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and “Holding Ratio of Share Certificates, etc., After the Tender Offer” are rounded off to the second decimal place.
(4)	Calculation for Purchase Pursuant to a Pro Rata Method
Not applicable.

(5)	Funds Required for Tender Offer, etc. 9,657 million yen

(6)	Method of Settlement

(i)	Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement Nomura Securities Co., Ltd. 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(ii)	Commencement Date of Settlement Tuesday, March 25, 2008

(iii)	Method of Settlement

A notice of purchase will be mailed to the address or location of the tendering shareholder (or the standing proxy in the case of non-Japanese shareholders) without delay after the expiration of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with the instructions of tendering shareholders, remit the purchase price without delay after the commencement date of settlement to the account designated by the tendering shareholder or pay at the head office or branch offices of the Tender Offer Agent.

3.	Plan, etc. After the Tender Offer and Future Outlook

(1)	Plan after the Tender Offer

As the Company intends to make Nisca a wholly-owned subsidiary as announced in the press release “Announcement of Commencement of Tender Offer for Shares of Nisca Corporation (Listed Subsidiary of Tender Offeror)” on February 1, 2008 and the Company failed to acquire all of the outstanding shares of common stock issued by Nisca through the Tender Offer, the Company plans to implement a share exchange (kabushiki-koukan) whereby Nisca will become a wholly-owned subsidiary of the Company (including but not limited to a share exchange whereby money, etc. is delivered in exchange for the Target Company’s shares; the “Share Exchange”). It is possible, however, that the Company will take other measures to the same effect, instead of the Share Exchange, to acquire all of the issued shares of Nisca (hereinafter collectively, including the Share Exchange, referred to as the “Second Process”) depending upon, among others, the competent authorities’ interpretation of related laws and regulations, and filing/disclosure requirements under the US securities laws.

The Company plans to implement the Share Exchange, which would fall under the category of a summary share exchange (kan’i-kabushiki-koukan) as provided in Article 796, Paragraph 3 of the Companies Act, without obtaining the approval of the Company’s shareholders’ meeting. Also, Nisca plans to implement the Share Exchange, which would fall under the category of a short form share exchange (ryakushiki-kabushiki-koukan) as provided in Article 784, Paragraph 1 of the Companies Act, without obtaining the approval of its shareholders’ meeting.

Although the number/amount of shares or money, etc. to be delivered in connection with the Second Process has not been decided, the economic value of Nisca’s shares for the purpose of determining such number/amount of shares or money, etc. is expected to be calculated based upon the offer price in the Tender Offer, in principle. However, such economic value can be different from the offer price due to such special factors as changes in the circumstances surrounding Nisca’s business, fluctuations in the stock markets and fluctuations in the results of the operations of the Company and Nisca. Under certain circumstances, shareholders of

Nisca may have the appraisal right pursuant to applicable laws; which price may differ from the offer price in the Tender Offer or the economic value which Nisca’s shareholders receive in connection with the Second Process. The shareholders of Nisca are kindly requested to consult with their tax advisors with respect to tax-related matters in connection with the Tender Offer, the Second Process and exercise of the appraisal right in the Second Process.

The Company will announce the timing and methods of the Second Process promptly after they are determined upon consultation with Nisca.

The shares of common stock of Nisca are expected to be delisted by implementation of the Second Process following the prescribed procedures, pursuant to the delisting criteria of Jasdaq Securities Exchange, Inc.

(2)	The Impact of the Tender Offer on the Business Performance of the Company

The impact of the Tender Offer on the Company’s forecast of its business performance for the fiscal year ending December 2008 will be announced promptly after it becomes available.

4.	Location at which a Copy of the Tender Offer Report is available to the Public

Canon Finetech Inc. (5540-11, Sakatemachi, Joso-shi, Ibaraki) Jasdaq Securities Exchange, Inc. (1-4-9, Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo)
- End of Statement -